APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

J.K. Williams
Income Statement - unaudited
For the periods ended 12/31/2018

| | Current Period |
	1/1/2018 - 12/31/2018
REVENUES	
Sales	
Other Revenue	41,854.00
TOTAL REVENUES	**41,854.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	41,854.00
OPERATING EXPENSES	
Advertising and Promotion	120.00
Bank Service Charges	108.00
Business Licenses and Permits	2,524.00
Computer and Internet	-
Depreciation	1,668.00
Dues and Subscriptions	-
Insurance	607.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	12,256.00
Occupancy	-
Rental Payments	12,943.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	2,566.00
Website Development	-
TOTAL OPERATING EXPENSES	32,792.00

OPERATING PROFIT (LOSS)   9,062.00

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   449.00

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   449.00

NET INCOME (LOSS) $ **8,613.00**

J.K. Williams
Balance Sheet - unaudited
For the period ended 12/31/2018

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

J.K. Williams
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	
Other Revenue	
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	3,200.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	3,200.00
GROSS PROFIT (LOSS)	(3,200.00)
OPERATING EXPENSES	
Advertising and Promotion	2,108.00
Bank Service Charges	
Business Licenses and Permits	4,030.00
Computer and Internet	1,318.00
Depreciation	356.00
Dues and Subscriptions	400.00
Insurance	
Meals and Entertainment	-
Miscellaneous Expense	1,962.00
Office Supplies	1,408.00
Payroll Processing	-
Professional Services - Legal, Accounting	16,254.00
Occupancy	-
Rental Payments	19,216.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	1,278.00
Utilities	714.00
Website Development	217.00

TOTAL OPERATING EXPENSES	49,261.00
OPERATING PROFIT (LOSS)	(52,461.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	449.00
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	449.00
NET INCOME (LOSS)	$ (52,910.00)

J.K. Williams
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 160,000.00
Other current assets	10,000.00
Total Current Assets	170,000.00
Fixed Assets:	
Land	-
Buildings	32,000.00
Furniture and Equipment	
Less: Accumulated Depreciation	(3,200.00)
Total Fixed Assets	28,800.00
Other Assets:	
Trademarks	-
Patents	-
Intangible Assets	8,000.00
Less amortization	(356.00)
Total Other Assets	7,644.00
TOTAL ASSETS	$ **206,444.00**
LIABILITIES	
Current Liabilities:	
Loans from Partners	$ 51,640.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	51,640.00
Total Long-Term Liabilities	-
EQUITY	
Loan equity	
Partner's Capital Accounts	154,804.00
Total Equity	154,804.00
TOTAL LIABILITIES & EQUITY	$ **206,444.00**

I, Andrew L. Faris, certify that:

1. The financial statements of Jk Williams Distilling, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Jk Williams Distilling, LLC included in this Form reflects accurately the information reported on the tax return for Jk Williams Distilling, LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature   *Andrew L. Faris*

Name: Andrew L. Faris

Title: President and Managing Member